EXHIBIT 14.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

THOMSON:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-13178, 333-14224, 333-119938, 333-124241, 333-130657 and 333-137680) of THOMSON of our reports dated May 7, 2007, with respect to the consolidated balance sheet of THOMSON as of December 31, 2006, and the related consolidated statements of operations, cash flows, recognized income and expense, and changes in equity for the year then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 amended Annual Report on Form 20-F/A of THOMSON.

KPMG Audit
A division of KPMG S.A.

Isabelle Allen	Grégoire Menou

Paris La Défense, France

July 24, 2007